July 7, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:  UQM Technologies, Inc.

        Form 10-K for the Fiscal Year Ended March 31, 2005

        Filed May 27, 2005, File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated June 27, 2005:

Comment No. 1: We note that you have classified your short-term investments of $2,210,727 and $47,119 as of March 31, 2005 and 2004 as held-to-maturity. Please revise your future filings to provide the disclosures required by paragraphs 19-22 of SFAS 115.

Response: The Company will include the disclosure required by paragraphs 19 to 22 of SFAS 115 in its future filings.

Comment No. 2: We note that in fiscal year 2004 you committed to exit your electronics manufacturing business and in fiscal year 2005 you completed the divestiture of this business for $.9 million in cash and a 15% ownership interest in the purchaser. We also note that you classified the operating results of this business as discontinued operations for the reporting periods presented. Tell us how you concluded that you met the requirements of paragraph 42 of SFAS 144 to classify this business as discontinued operations. Specifically, tell us how you determined that you did not have significant continuing involvement in the operations from the divestiture. Refer to paragraphs 9-17 of EITF 03-13.

Response: On January 22, 2004 the Company formalized a plan to sell or close its wholly-owned subsidiary UQM Electronics, Inc. On May 18, 2004 the Company completed the sale of the assets of UQM Electronics, Inc. in accordance with the provisions of an Asset Purchase Agreement between the Company and CD&M Electronics, Inc., a privately-held Missouri corporation ("CD&M") (filed as exhibit 10.19 to the Company’s Form 10-K for the fiscal year ended March 31, 2004) for $900,000 in cash, and a 15 percent equity interest in CD&M. The Company reclassified the operations of UQM Electronics, Inc. to discontinued operations during the fourth quarter of the fiscal year ended March 31, 2004 in accordance with SFAS 144 based on its intent at the time it formalized its plan of divestiture in January 2004 to cease all operations related to the contract manufacture of electronics. The Company reaffirmed its belief that this divestiture should continue to be reported as a discontinued operation in May, 2004 when it filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2004 and again in May, 2005 when it filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2005. On each of the foregoing evaluation dates the Company considered the factors specified in SFAS 144 paragraph 42 and EITF 03-13 paragraphs 9-17 as follows:

Paragraph 42 of SFAS 144 requires that: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the component as a result of the disposal transaction and; (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In regards to condition (a) the Company decided to exit the business of contract electronics manufacturing which was a separate reportable segment of the Company’s operations. The Company had no expectation of continuing cash flows from the divested entity at the time of its decision to divest the business, and has not since the date of the divestiture conducted any operations that could be deemed to be contract electronics manufacturing nor had cash flows to or from the divested entity since the date of divestiture that are material. Regarding condition (b) as further clarified in EITF 03-13 paragraphs 9,10 and 11, although the Company retained a 15 percent equity stake in the entity that acquired the assets of its divested subsidiary, the Company is not able to influence either the operating or financial policies of the acquiring entity due to the fact that one shareholder owns the 85 percent of the common stock of the entity not held by the Company thereby allowing this shareholder to exercise absolute control of the entity. Further, the Company has no protective rights agreement with the acquiring entity providing it with only those minority rights granted by Missouri statute. The Company is not a party to any material contract with the acquiring entity that would, in substance, allow the Company to exert significant influence over the acquiring entity.

Additional disclosure in the notes to our consolidated financial statements required by paragraph 15 of EITF 03-13 relating to the generation of continuing cash flows to or from the discontinued operation is not applicable because such cash flows were immaterial as described in our response to comment 2 above. The disclosures detailing our continuing involvement after the disposal transaction required by paragraph 15, specifically our 15 percent equity ownership interest in the acquiring entity, is contained in note 13 to our consolidated financial statements.

Comment No. 3: We note the significance your inventory reserves as of March 31, 2004 and 2003 and the write-downs recorded during the periods presented. We also note that you do not have an inventory reserve as of March 31, 2005. It appears that a significant portion of the inventory reserve related to your electronics manufacturing business that you disposed of in fiscal year 2005. Please tell us whether the reductions in the inventory reserve were due to the disposal of this business or to sales of previously reserved inventory. Please revise your MD&A in future filings to discuss the impact on your gross profit margins of any sales of previously reserved inventory.

Response: The reduction in inventory reserves was due to the divestiture of UQM Electronics, Inc. UQM Electronics, Inc. sold the inventory to which the inventory reserves pertained at the time of the divestiture to the acquiring entity. Accordingly, there will be no impact on gross profit margins in future periods associated with the sale of previously reserved inventory of the divested business.

Comment No. 4: We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met." Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response: The Company will revise its future filings to state clearly that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Comment No. 5: We note that you implemented "certain controls during the quarter related primarily to enhanced segregation of duties amongst personnel, additional safeguards over access to company assets and information systems and additional review requirements for certain transactions." Please tell us and revise your future filings to clarify if these controls related to your disclosure controls and procedures or to your internal controls over financial reporting. Refer to Rule 13a-15(e) and Rule 13a-15(f) of the Exchange Act.

Response: All of the changes were related to internal control over financial reporting. The Company will expand its disclosure to clarify this in its future filings.

Comment No. 6: Further to the above, please tell us and revise your disclosure in future filings concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Response: The changes in internal control implemented during the most recent fiscal quarter were designed to remediate deficiencies and significant deficiencies in internal control identified by the Company coincident with its project to review, document and test internal controls in preparation for the implementation of Section 404 of the Sarbanes-Oxley Act of 2002. No change was implemented in the Company’s internal control over financial reporting that materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting that would require additional disclosure in accordance with Item 308 (c) of Regulation S-K. The Company will expand its disclosure to clarify this in its future filings.

Comment No. 7: In future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in your disclosures related to your effectiveness conclusion of your disclosure controls and procedures in the Form 10-K. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

Response: We will modify the wording in our future filings to state that "our disclosure controls were effective, at the reasonable assurance level, in 1) identifying material information required to be disclosed in our Exchange Act Reports; 2) providing that material information is recorded, processed, summarized and reported within the time periods specified by the SEC; and 3) providing that material information relating to the Company and its consolidated subsidiaries is made known to management, including the CEO and CFO."

In response to your request, we acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have questions or would like to discuss any of the issues raised in our response.

Very truly yours,

UQM Technologies, Inc.

/s/ Donald A. French

Donald A. French

Treasurer